FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 1 July 2002

By: /s/ John Griffin
Authorised Signatory

SEC MAIL PROCESSING
RECEIVED
JUL 03 2002
WASH, D.C. 155 SECTION

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

1 July 2002

Kashagan PSA commerciality declared

BG and its partners in the North Caspian Sea Production Sharing Agreement (PSA) have declared the commerciality of the Kashagan discovery, in conjunction with KazMunaiGas (KMG), which represents the Government of the Republic of Kazakhstan.

The project is operated by AgipKCO, on behalf of a consortium comprising BG, ENI, ExxonMobil, Inpex, Phillips, Shell and TotalFinaElf.

The consortium has undertaken an extensive appraisal programme, which has also included major studies into health, safety and the environment, engineering and transportation. On completion of the appraisal work to date, the estimate of recoverable reserves is between seven and nine billion barrels in a depletion case. With re-injection of some of the associated gas, it is possible that the range of recoverable reserves might become nine to 13 billion barrels. These figures will, however, be revised on the basis of further studies and data acquisition, as well as on an assessment of the feasibility of gas re-injection into the reservoir.

BG Group Chief Executive Frank Chapman said:

"I am delighted with the progress we have made towards appraising and commercialising the Kashagan field. This is one of the largest and most exciting hydrocarbon discoveries in many decades. It is also the most significant hydrocarbon discovery in Kazakhstan, and will make a key contribution to the development of the country's economy and future prosperity."

The Contracting Companies will continue to explore other structures in the North Caspian Sea contract area. In 2002, drilling will commence on Kalamkas, and in 2003 on Kashagan South West, Aktote and Kairan.

The shareholdings in the North Caspian Sea PSA are ENI (operating through AgipKCO with an interest of 16.67%), BG Group (16.67%), ExxonMobil (16.67%), Inpex (8.33%), Phillips (8.33%), Shell (16.67%) and TotalFinaElf (16.67%).

Notes to Editors

The North Caspian Sea PSA covers 5.600 square kilometres of the Kazakhstan section of the Caspian Sea. The first exploration well, Kashagan East-1, was announced as a discovery on June 30 2000. Two wells, Kashagan West-1 and Kashagan East-2 were tested successfully in April 2001 and October 2001 respectively.

BG Group's business is gas and oil exploration, and the development and supply of international gas markets. It is active in some 20 countries, including the UK, Bolivia, Trinidad, Egypt and India. In Kazakhstan, in addition to its North Caspian interests, it is joint operator (32.5%) of the Karachaganak oil and gas condensate field, and is a shareholder in the Caspian Pipeline Consortium (CPC) whose pipeline links reserves in western Kazakhstan to the Black Sea and export to world markets.

Enquiries:

Media relations	Chris Carter	+44 (0) 118 929 2597
Investor Relations	Chris Lloyd/ Megan Watson/ Brian McCleery	+44 (0) 118 929 3025

Web: www.BG-Group.com